News Release 17-28

October 31, 2017

SSR MINING REPORTS AN INCIDENT AT THE MARIGOLD MINE

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) reports a fatal incident at our Marigold mine in Nevada, U.S. that occurred in the afternoon of October 31, 2017.

The incident involved contact between a haul truck and a light vehicle within the open pit operations at the mine. We immediately activated our emergency plan, mobilized our emergency response team and notified the relevant authorities. We regret to confirm two employees have been fatally injured.

Immediately after the incident, operations at the Marigold mine were and remain suspended. SSR Mining and the relevant authorities have commenced an investigation.

Paul Benson, President and CEO said, “We are deeply saddened by the loss of our colleagues and our heartfelt sympathy goes out to their families. This incident is particularly upsetting as the health and safety of our employees is our highest priority. We are fully cooperating with the ongoing investigation to determine the cause of the accident and are offering support to our colleagues’ families and our employees at the mine site”.

About SSR Mining

SSR Mining Inc., formerly Silver Standard Resources Inc., is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
Gregory Martin
Senior Vice President and Chief Financial Officer
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

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SSR Mining Inc.